March 2, 2022

FILED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re: Vanguard Whitehall Funds (the “Trust”)

Request for Withdrawal of Amendment to a Registration Statement

(File Nos.: 33-64845 and 811-07443)

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Vanguard China Select Stock Fund (the “Fund”), submits this application for withdrawal of Post-Effective Amendment No. 94 to the Trust’s Registration Statement on Form N-1A.

Post-Effective Amendment No. 94 was filed pursuant to Rule 485(a) on November 29, 2021 (Accession No. 0001683863-21-006698) for the purpose of creating the Fund as a new series of the Trust.  No securities were sold in connection with this Post-Effective Amendment, and the Trust has decided not to continue with the launch of the Fund at this time.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Laura A. Bautista at laura_bautista@vanguard.com or at (484) 618-9535.

Sincerely,

Vanguard Whitehall Funds

By: /s/ Michael J. Drayo

Michael J. Drayo

Assistant Secretary